UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TNE COMMENTS ON BRAZILIAN IRS TAX ASSESSMENT

Rio de Janeiro, Brazil-July 19, 2005 - TELE NORTE LESTE PARTICIPAÇÕES S.A. ("TNE" or the "Company") (NYSE:TNE) , a holding company of telecommunication services providers in Brazil, informs that it has received a tax assessment from the Secretaria da Receita Federal, the Brazilian IRS, for R$1.35 billion related to a corporate restructuring plan implemented almost six years ago in 1999.

The restructuring plan included the transfer, from its majority shareholder, Telemar Participações, to TNE, of goodwill recorded in connection with the acquisition of TNE shares from the Brazilian Government at the time Telebrás and its subsidiaries were privatized. The transfer enabled TNE to increase cash flow by allowing the Company to utilize tax credits generated by the goodwill amortization. By the end of 2004, TNE had exhausted the tax benefits.

The use of goodwill amortization for the purpose of generating tax credits is provided for in Brazilian law (Law no. 9532/97). Consequently, the Company is absolutely convinced of the legality of the transaction, and has obtained legal opinions from three first tier law consultants in Brazil to support its position.

TNE is prepared to dispute the tax assessment and will take all necessary measures to preserve its legal rights. Although it may take up to five years for a final verdict to be reached in a proceeding like this one, the Company trusts that the tax assessment will be cancelled within the administrative sphere of the Brazilian IRS, and that there is no discrete legal issue involved to justify dragging this discussion to court.

###

For more information, please contact:

TNE - INVESTOR RELATIONS
Email: invest@telemar.com.br

Roberto Terziani - 55 (21) 3131-1208 Carlos Lacerda - 55 (21) 3131-1314 Fax: 55 (21) 3131-1155	GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416 Fax: 1-646-284-9494